Stradley Ronon Stevens & Young, LLP 2005 Market Street Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

Stephen Feinour, Jr.
(215) 564-8521
jfeinourjr@stradley.com

September 22, 2022

Filed via EDGAR
Ms. Karen L. Rossotto
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Subject:             AIM ETF Products Trust (the “Trust”)
(File Nos. 811-23504; 333-235734)

Dear Ms. Rossotto:

On behalf of the Trust, below are the Trust’s responses to the comments you provided telephonically with regard to Post-Effective Amendment No. 11 to the Trust’s registration statement on Form N-1A (the “October Amendment”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 29, 2022 under the Investment Company Act of 1940, as amended (the “1940 Act”), and the Securities Act of 1933, as amended (the “1933 Act”), and Post-Effective Amendment No. 12 to the Trust’s Registration Statement on Form N-1A (the “New Fund Amendment” and together with the October Amendment, each an “Amendment” and together, the “Amendments”), filed with the SEC on August 2, 2022 under the 1940 Act and the 1933 Act.

The October Amendment was filed in order to revise the investment objectives and investment strategies of the AllianzIM U.S. Large Cap Buffer10 Oct ETF, AllianzIM U.S. Large Cap Buffer20 Oct ETF, and AllianzIM U.S. Large Cap 6 Month Buffer10 Apr/Oct ETF series of the Trust (collectively, the “October Funds”) to change the underlying reference asset of the FLEX Options in which the October Funds invest from the S&P 500 Price Return Index to the SPDR S&P 500 ETF Trust. The New Fund Amendment relates to the registration of the following new series of the Trust: AllianzIM U.S. Large Cap Buffer10 Nov ETF, AllianzIM U.S. Large Cap Buffer20 Nov ETF, AllianzIM U.S. Large Cap Buffer10 Dec ETF, AllianzIM U.S. Large Cap Buffer20 Dec ETF, AllianzIM U.S. Large Cap Buffer10 Feb ETF, AllianzIM U.S. Large Cap Buffer20 Feb ETF, AllianzIM U.S. Large Cap Buffer10 Mar ETF, and AllianzIM U.S. Large Cap Buffer20 Mar ETF (collectively, the “New Funds” and together with the October Funds, each a “Fund” and collectively, the “Funds”).

Below we have provided your comments and the Trust’s response to each comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendments.

Philadelphia, PA • Malvern, PA • Cherry Hill, NJ • Newark, NJ • Wilmington, DE • Washington, DC • New York, NY • Chicago, IL
A Pennsylvania Limited Liability Partnership

AIM ETF Products Trust
September 22, 2022

1.
Comment: Please disclose any material differences in returns between the S&P 500 Price Return Index (the “S&P 500 Index”) and the SPDR S&P 500 ETF Trust (the “Underlying ETF”), such as fund fees and expenses. For example, consider elaborating in the disclosure that while the Underlying ETF seeks to track the returns of the S&P 500 Index, the S&P 500 Index returns do not reflect any fees and expenses of the Underlying ETF.

Response:        The Fund has revised the disclosure as follows:

The Underlying ETF is an exchange-traded unit investment trust that seeks to provide investment results that, before expenses, correspond generally to the price and yield performance of the S&P 500® Index (the “Underlying Index”). The Underlying Index is a large-cap, market-weighted, U.S. equities index. The Underlying ETF seeks to achieve its investment objective by holding a portfolio of the common stocks that are included in the Underlying Index, with the weight of each stock in the Underlying ETF’s portfolio substantially corresponding to the weight of such stock in the Underlying Index. Although the Underlying ETF seeks to track the performance of the Underlying Index, the Underlying ETF’s return may not match or achieve a high degree of correlation with the return of the Underlying Index due to fees, expenses and transaction costs incurred by the Underlying ETF, among other factors.  In addition, it is possible that the Underlying ETF may not always fully replicate the Underlying Index, including due to the unavailability of certain Underlying Index securities in the secondary market or due to other extraordinary circumstances (e.g., if trading in a security has been halted).

2.
Comment: In the third bullet on the cover of the prospectus, please explain specifically what is included in the share price returns (i.e., the market price returns) of the Underlying ETF. Please clarify what is being measured by the Fund – e.g., that the share price returns do not reflect the net asset value of the Underlying ETF, but rather the secondary market trading price.

Response:         The Fund has revised the disclosure as follows:

•
The Fund uses FLEX Options to seek to deliver returns that match, at the end of a specified period described below (the “Outcome Period”), the share price returns of the Underlying ETF (i.e., the market price returns of the Underlying ETF) up to the Cap (defined below), while limiting downside losses by the amount of the Buffer (defined below). The Underlying ETF’s share price returns reflect the price at which the Underlying ETF’s shares trade on the secondary market (not the Underlying ETF’s net asset value).

3.
Comment: The portfolio turnover for AllianzIM U.S. Large Cap 6 Month Buffer10 Apr/Oct ETF reflects information “from inception of the Fund (September 30, 2021) through September 30, 2021.” Please clarify that the Fund launched on the same day as the fiscal year end.

Response:         The Fund has revised the disclosure accordingly:

During the most recent fiscal year, from inception of the Fund (September 30, 2021) through September 30, 2021 (where the Fund launched on the last day of the fiscal year), the Fund's portfolio turnover rate was 0% of the average value of its portfolio.

AIM ETF Products Trust
September 22, 2022

4.
Comment: The Fund discloses risks relating to the Underlying ETF. Consider whether there are any other Underlying ETF-related risks that should be disclosed, such as risks of a flash crash or of operating in stressed market conditions, particularly in the context of how the Fund operates with respect to the Buffer and the Cap. Please also explain what would happen if trading in the Underlying ETF is halted and how the Fund will handle such trading halts.

Response:         The Fund has clarified in the Principal Risks sections of the prospectus that ETF-related risks apply to both the Fund and the Underlying ETF:

Summary Prospectus Lead-in - The Shares will change in value, and you could lose money by investing in the Fund. An investment in the Fund is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. The Fund is subject to the principal risks noted below, any of which may adversely affect the Fund’s NAV, trading price, yield, return and ability to meet its investment objective. Risks shown below that are applicable to ETFs, such as the Fund, also apply to the Underlying ETF. There can be no assurance that the Fund’s investment objective will be achieved.

Statutory Prospectus Lead-in - Risk is inherent in all investing. Investing in the Fund involves risk, including the risk that you may lose all or part of your investment. There can be no assurance that the Fund will meet its stated objective. Before you invest, you should consider the following supplemental disclosure pertaining to the Principal Risks set forth above. Risks shown below that are applicable to ETFs, such as the Fund, also apply to the Underlying ETF.

The Fund notes that the section “Additional Investments” in the prospectus discloses the following (as revised):

In addition, although the Fund is expected to invest substantially all of its assets in FLEX Options on the Underlying ETF, the Adviser also may invest in FLEX Options on the S&P 500® Price Return Index, or in other index options, index futures contracts or ETFs that the Adviser believes will provide investment exposure or returns similar to that of the Underlying ETF (or in FLEX Options, options or futures contracts on such ETFs), when the Adviser believes that doing so may help the Fund to achieve its investment objective. For example, the Adviser may utilize such investments when, due to abnormal market conditions, they better enable the Adviser to achieve the outcomes sought by the Fund for that Outcome Period. Such abnormal market conditions might include temporary disruptions or halts in the trading market for, or the trading efficiency of, FLEX Options or the Underlying ETF.  Currently, it is expected that the use of such alternative investments, if any, would be temporary.

The Fund believes this flexibility to invest in instruments other than FLEX Options that reference the Underlying ETF could be utilized in abnormal market conditions, including where there is a trading halt in the Underlying ETF.

5.	Comment: The “Trading Issues” risk states that shares of the Fund are subject to the Exchange’s “circuit breaker” rules. Please clarify that this risk also applies to the Underlying ETF.

Response:         As noted in response to Comment 4 above, the Fund has clarified in the prospectus

AIM ETF Products Trust
September 22, 2022

disclosure that ETF-related risks, such as the Trading Issues Risk, apply to both the Fund and the Underlying ETF.

6.
Comment: For Funds that do not yet have a calendar year of performance, in the Performance section of the prospectus, please provide a statement to the effect that the Fund’s past performance (before and after taxes) is not necessarily an indication of how the Fund will perform in the future. See Item 4(b)(2)(i) of Form N-1A.

Response:            The Fund has revised the disclosure accordingly.

7.
Comment: In the statement of additional information (“SAI”), please indicate if any of the other accounts managed by the portfolio managers charge an advisory fee based on the performance of the account. See Item 20(a)(3) of Form N-1A.

Response:         The Fund has revised the disclosure accordingly:

The following chart lists certain information about types of other accounts for which the portfolio managers are primarily responsible as of September 30, 2021. None of the accounts shown below charge an advisory fee based on the performance of the account.

8.
Comment: Under the heading “Creation and Redemption of Creation Unit Aggregations -- Creation -- Procedures for Creation of Creation Units -- Acceptance of Orders of Creation Units” in the SAI, please delete the word “absolute” from the following sentence:  “The Funds, Transfer Agent and Distributor reserve the absolute right to reject or revoke a creation order in respect of the Fund for any reason . . . .” In addition, please delete items (c) and (e) from this sentence.

Response:         The Fund has revised the disclosure as follows:

The SEC has expressed the view that a suspension of creations that impairs the arbitrage mechanism applicable to the trading of ETF shares in the secondary market is inconsistent with Rule 6c-11 under the 1940 Act. The SEC’s position does not prohibit the suspension or rejection of creations in all instances. The Funds, Transfer Agent and Distributor reserve the ~~absolute~~ right, to the extent consistent with the provisions of Rule 6c-11 under the 1940 Act and the SEC’s position, to reject or revoke a creation order in respect of the Fund for any reason, including, for example, if (a) the order is not in proper form; (b) the investor(s), upon obtaining the Shares ordered, would own 80% or more of the currently outstanding Shares of the Fund; ~~(c) the acceptance of the Fund Deposit would have certain adverse tax consequences to the Fund;~~ (c) the acceptance of the Fund Deposit would, in the opinion of counsel, be unlawful; ~~(e) the acceptance of the Fund Deposit would otherwise, in the discretion of the Fund or the Adviser, have an adverse effect on the Fund or the rights of beneficial owners;~~ or (d) in the event that circumstances outside the control of the Fund, Transfer Agent, Distributor or Adviser make it for all practical purposes impossible to process creation orders.

Please direct any questions or comments relating to this filing to me at the above-referenced telephone number, or to Claire Olivar, at 215-564-8681.

AIM ETF Products Trust
September 22, 2022

Very truly yours,

/s/ J. Stephen Feinour, Jr.
J. Stephen Feinour, Jr.

cc: Erik Nelson